UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

Adaptive Biotechnologies Corporation

(Name of Issuer)

Common stock

(Title of Class of Securities)

00650F109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00650F109		13G	Page 2 of 25 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,406,607
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,406,607
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,406,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 00650F109		13G	Page 3 of 25 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Performance LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 27,121,392
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 27,121,392
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,121,392
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 00650F109		13G	Page 4 of 25 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Equities II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 542,429
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 542,429
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,429
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 00650F109		13G	Page 5 of 25 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Equities Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,578,963
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,578,963
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,578,963
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 00650F109		13G	Page 6 of 25 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Long Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,850,878
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,850,878
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,850,878
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%
12	TYPE OF REPORTING PERSON OO

Page 6 of 25 Pages

CUSIP No. 00650F109		13G	Page 7 of 25 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Long Fund Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,850,878
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,850,878
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,850,878
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%
12	TYPE OF REPORTING PERSON* CO

Page 7 of 25 Pages

CUSIP No. 00650F109		13G	Page 8 of 25 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Opportunities GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,434,337
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,434,337
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,434,337
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12	TYPE OF REPORTING PERSON OO

Page 8 of 25 Pages

CUSIP No. 00650F109		13G	Page 9 of 25 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Opportunities Portfolio GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,434,337
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,434,337
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,434,337
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12	TYPE OF REPORTING PERSON OO

Page 9 of 25 Pages

CUSIP No. 00650F109		13G	Page 10 of 25 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Opportunities Illiquid Investments Sub-Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,434,337
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,434,337
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,434,337
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12	TYPE OF REPORTING PERSON PN

Page 10 of 25 Pages

CUSIP No. 00650F109		13G	Page 11 of 25 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) O. Andreas Halvorsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,406,607
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,406,607
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,406,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.9%
12	TYPE OF REPORTING PERSON* IN

Page 11 of 25 Pages

CUSIP No. 00650F109		13G	Page 12 of 25 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David C. Ott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,406,607
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,406,607
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,406,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.9%
12	TYPE OF REPORTING PERSON* IN

Page 12 of 25 Pages

CUSIP No. 00650F109		13G	Page 13 of 25 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Rose S. Shabet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,406,607
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,406,607
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,406,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.9%
12	TYPE OF REPORTING PERSON* IN

Page 13 of 25 Pages

Item 1(a).	Name of Issuer:

Adaptive Biotechnologies Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1551 Eastlake Avenue East, Suite 200

Seattle, Washington 98102

Item 2(a).	Name of Person Filing:

Viking Global Investors LP (“VGI”),

Viking Global Performance LLC (“VGP”),

Viking Global Equities II LP (“VGEII”),

Viking Global Equities Master Ltd. (“VGEM”),

Viking Long Fund GP LLC (“VLFGP”),

Viking Long Fund Master Ltd. (“VLFM”),

Viking Global Opportunities GP LLC (“Opportunities GP”),

Viking Global Opportunities Portfolio GP LLC (“Opportunities Portfolio GP”),

Viking Global Opportunities Illiquid Investments Sub-Master LP (“Opportunities Fund”),

O. Andreas Halvorsen, David C. Ott and Rose S. Shabet (collectively, the “Reporting Persons”)

Items 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is: 55 Railroad Avenue, Greenwich, Connecticut 06830.

Items 2(c).	Citizenship:

VGI and VGEII are Delaware limited partnerships; VGP, VLFGP, Opportunities GP and Opportunities Portfolio GP are Delaware limited liability companies; VGEM and VLFM are Cayman Islands exempted companies; Opportunities Fund is a Cayman Islands exempted limited partnership; O. Andreas Halvorsen is a citizen of Norway; and David C. Ott and Rose S. Shabet are citizens of the United States.

Item 2(d).	Titles of Classes of Securities:

Common stock (“Common Stock”)

Item 2(e).	CUSIP NUMBER: 00650F109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act

Page 14 of 25 Pages

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940

(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)

(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)	☐ Parent holding company, in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

A. VGI

(a)	Amount beneficially owned: 38,406,607

(b)	Percent of Class: 30.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 38,406,607

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 38,406,607

VGI provides managerial services to VGEII, VGEM, VLFM and Opportunities Fund. VGI has the authority to dispose of and vote the shares of Common Stock directly owned by VGEII, VGEM, VLFM and Opportunities Fund. VGI does not directly own any shares of Common Stock.

Page 15 of 25 Pages

Based on Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), VGI may be deemed to beneficially own the shares of Common Stock directly held by VGEII, VGEM, VLFM and Opportunities Fund.

VGI beneficially owns 38,406,607 shares of Common Stock consisting of (i) 542,429 shares of Common Stock directly and beneficially owned by VGEII, (ii) 26,578,963 shares of Common Stock directly and beneficially owned by VGEM, (iii) 9,850,878 shares of Common Stock directly and beneficially owned by VLFM and (iv) 1,434,337 shares of Common Stock directly and beneficially owned by Opportunities Fund.

B. VGP

(a)	Amount beneficially owned: 27,121,392

(b)	Percent of Class: 21.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 27,121,392

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 27,121,392

VGP, as the general partner of VGEII, has the authority to dispose of and vote the shares of Common Stock directly owned by VGEII. VGP serves as investment manager to VGEM and has the authority to dispose of and vote the shares of Common Stock directly owned by VGEM. VGP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VGP may be deemed to beneficially own the shares of Common Stock directly held by VGEII and VGEM.

VGP beneficially owns 27,121,392 of Common Stock consisting of (i) 542,429 shares of Common Stock directly and beneficially owned by VGEII and (ii) 26,578,963 shares of Common Stock directly and beneficially owned by VGEM.

C. VGEII

(a)	Amount beneficially owned: 542,429

(b)	Percent of Class: 0.4%

Page 16 of 25 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 542,429

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 542,429

VGEII has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEII.

D. VGEM

(a)	Amount beneficially owned: 26,578,963

(b)	Percent of Class: 21.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 26,578,963

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 26,578,963

VGEM has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its investment manager, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEM.

E. VLFGP

(a)	Amount beneficially owned: 9,850,878

(b)	Percent of Class: 7.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 9,850,878

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 9,850,878

VLFGP serves as the investment manager of VLFM and has the authority to dispose of and vote the shares of Common Stock directly owned by VLFM. VLFGP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VLFGP may be deemed to beneficially own the shares of Common Stock directly held by VLFM.

Page 17 of 25 Pages

F. VLFM

(a)	Amount beneficially owned: 9,850,878

(b)	Percent of Class: 7.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 9,850,878

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 9,850,878

VLFM has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its investment manager, VLFGP, and by VGI, an affiliate of VLFGP, which provides managerial services to VLFM. Viking Long Fund LP (a Delaware limited partnership) and Viking Long Fund III Ltd. (a Cayman Islands exempted company), through its investment in Viking Long Fund Intermediate L.P. (a Cayman Islands limited partnership), invest substantially all of their assets through VLFM.

G. Opportunities Fund

(a)	Amount beneficially owned: 1,434,337

(b)	Percent of Class: 1.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,434,337

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,434,337

Opportunities Fund has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to Opportunities Fund.

H. Opportunities Portfolio GP

(a)	Amount beneficially owned: 1,434,337

(b)	Percent of Class: 1.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

Page 18 of 25 Pages

(ii)	Shared power to vote or to direct the vote: 1,434,337

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,434,337

Opportunities Portfolio GP serves as the general partner of Opportunities Fund and has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Fund. Opportunities Portfolio GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities Portfolio GP may be deemed to beneficially own the shares of Common Stock directly held by Opportunities Fund.

I. Opportunities GP

(a)	Amount beneficially owned: 1,434,337

(b)	Percent of Class: 1.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,434,337

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,434,337

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by Opportunities Fund. Opportunities GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities GP may be deemed to beneficially own the shares of Common Stock directly held by Opportunities Fund.

J. O. Andreas Halvorsen, David C. Ott and Rose S. Shabet

(a)	Amount beneficially owned: 38,406,607

(b)	Percent of Class: 30.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 38,406,607

Page 19 of 25 Pages

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 38,406,607

Mr. Halvorsen, Mr. Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC, general partner of VGI, VGP, VLFGP and Opportunities GP have shared authority to dispose of and vote the shares of Common Stock beneficially owned by VGI, VGP, VLFGP and Opportunities GP. None of Mr. Halvorsen, Mr. Ott and Ms. Shabet directly owns any shares of Common Stock.

Based on Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock directly held by VGEII, VGEM, VLFM and Opportunities Fund.

Mr. Halvorsen, Mr. Ott and Ms. Shabet each beneficially own 38,406,607 shares of Common Stock consisting of (i) 542,429 shares of Common Stock directly and beneficially owned by VGEII, (ii) 26,578,963 shares of Common Stock directly and beneficially owned by VGEM, (iii) 9,850,878 shares of Common Stock directly and beneficially owned by VLFM and (iv) 1,434,337 shares of Common Stock directly and beneficially owned by Opportunities Fund.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification. (if filing pursuant to Rule 13d-1(c))

Page 20 of 25 Pages

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

Page 21 of 25 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

/s/ O. ANDREAS HALVORSEN

By: O. Andreas Halvorsen - individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

/s/ DAVID C. OTT

By: David C. Ott - individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

Page 22 of 25 Pages

/s/ ROSE S. SHABET

By: Rose S. Shabet - individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

Page 23 of 25 Pages

EXHIBIT A - JOINT FILING AGREEMENT

This joint filing agreement is made and entered into as of this 11th day of February, 2020, by and among Viking Global Investors LP, Viking Global Performance LLC, Viking Global Equities II LP, Viking Global Equities Master Ltd., Viking Long Fund GP LLC, Viking Long Fund Master Ltd., Opportunities GP, Viking Global Opportunities Portfolio GP LLC, Viking Global Opportunities Illiquid Investments Sub-Master LP, O. Andreas Halvorsen, David C. Ott and Rose S. Shabet.

The parties hereby agree to jointly prepare and file a Schedule 13G with respect to Adaptive Biotechnologies Corporation, as well as any amendments thereto, pursuant to the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first set forth above.

Dated: February 11, 2020

/s/ O. ANDREAS HALVORSEN

By: O. Andreas Halvorsen - individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

/s/ DAVID C. OTT

By: David C. Ott - individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

Page 24 of 25 Pages

/s/ ROSE S. SHABET

By: Rose S. Shabet - individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

Page 25 of 25 Pages